SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR FULL YEAR PROFITS UP 13% TO €569M
TRAFFIC UP 5% TO 79M, NEW AIRCRAFT ORDER UNDERPINS GROWTH

Ryanair, Europe's only ultra-low cost carrier (ULCC) today (May 20) announced (record) annual profits of €569m, up 13% on last year despite higher oil costs. Revenues rose 13% to €4.88bn as traffic grew 5% to 79.3m passengers. Unit costs rose 8% mainly due to an 18% (€292m) increase in fuel. Excluding fuel unit costs rose by 3%, while avg. fares improved by 6%.

Full Year End (IFRS)	Mar 31, 2012	Mar 31, 2013	% Change
Passengers(m)	75.8	79.3	+ 5%
Revenue(m)	€4,325	€4,884	+13%
Profit after Tax(m) Note 1	€503	€569	+13%
Basic EPS(euro cent)	34.10	39.45	+16%

Announcing these profits Ryanair's Michael O'Leary, said:

The highlights of the past financial year include:-

The highlights of the past financial year include:-

•	Profits grew by 13% to €569m.
•	Traffic grew 5% to 79.3m (despite grounding up to 80 winter aircraft).
•	7 new bases – Chania (Greece), Eindhoven (Netherlands), Fez (Morocco), Krakow (Poland), Maastricht (Netherlands), Marrakech (Morocco) & Zadar (Croatia).
•	217 new routes (y/e total over 1,600 routes).
•	15 new aircraft delivered (y/e fleet 305).
•	2nd special div. of €492m and €68m share buyback completed.
•	175 new aircraft order, delivery 2014 to 2018 (sub. to June 18 EGM approval).

Delivering a 13% increase in profits and 5% traffic growth despite high oil prices during a European recession is testimony to the strength of Ryanair's ultra-low cost model.  Fuel costs rose by over €290m, and now represent 45% of total costs.  Excluding fuel, unit costs were up 3% due to excessive and unjustified increases in Italian ATC, Eurocontrol and Spanish airport fees.  Ancillary revenues outpaced traffic growth, rising 20% to €1,064m or 22% of total revenue.

Growth - New Routes and Bases
This summer Ryanair opened 7 new bases, and more than 200 new routes as we continue our strategy of growing Europe's largest passenger airline.  However with 9 (net) additional aircraft and longer sectors, traffic growth this summer will be very modest at approx. 2%.  By grounding fewer aircraft next winter we expect to deliver slightly faster H2 monthly growth which should result in overall traffic growth for the full year rising by more than 2m to 81.5m passengers.

Forward bookings on our new routes and bases this summer are ahead of expectations (albeit at modest yields) as competitor airlines continue to restructure and cut short-haul capacity.  We expect growth opportunities for Ryanair to expand and improve for the foreseeable future. Our new route teams continue to handle more growth opportunities than our current fleet expansion allows.  Significant opportunities are opening up in Germany, Scandinavia and central Europe in particular, where Air Berlin, SAS and LOT continue to restructure.  We are in active discussions with the new owners of Stansted Airport and the new management at Dublin Airport and while no agreements have yet been reached, if a competitive cost base emerges, then we could restart growth at one or other airports as early as September 2013.

We have also made offers to the Spanish airport monopoly AENA to reverse a significant proportion of its traffic declines over the past two years.  In a country where youth unemployment runs at 50%, their policy of increasing airport fees, while traffic declined from 220m to 180m over the past six years is plainly ill-judged.  As ever, Ryanair remains willing to exploit growth opportunities wherever airports provide attractive incentives to do so.

Market Share Gains
Ryanair continues to expand, making meaningful share gains in many of Europe's largest markets.  In addition to being the No. 1 passenger airline in Ireland, and Spain, we have in the last 12 months overtaken Alitalia and LOT to become Italy's and Poland's No. 1 airline, respectively.  Ryanair believes that its unique low cost advantage will enable the airline to achieve a 20% share of the European short-haul market over the next 5 years, particularly given that many of Europe's high fare incumbents are restructuring and cutting capacity.

New 175 Aircraft Order
Ryanair's successful growth, allied to deep short-haul restructuring among many high fare competitors, gives us confidence that we can grow from 80m p.a. to over 100m passengers p.a. over the next 5 years.  Our recent order for 175 firm B 737-800 aircraft represents an enormous opportunity for shareholders as Ryanair returns to higher rates (5% p.a.) of traffic growth.  We are pleased to have reached acceptable  pricing with Boeing, and the controlled delivery programme from Autumn 2014 to end of 2018 will provide the opportunity to expand Ryanair's fleet to over 400 aircraft and our traffic to over 100m p.a.  Ryanair is now uniquely positioned to offer many of Europe's airports sustained traffic growth in return for low cost, efficient facilities.  I am confident that in time this new order will enable Ryanair to extend its traffic leadership over Europe's airlines, and generate further returns for our shareholders.

Aer Lingus
We were disappointed that the European Commission in February 2013 decided to prohibit Ryanair's third offer for Aer Lingus.  It is bizarre that the EU can wave through BA's offer for British Midland in Phase 1 with few remedies, yet months later reject Ryanair's offer for Aer Lingus which was accompanied by a revolutionary remedies package delivering two upfront buyers to open competing bases in Dublin and Cork airports.  We have no doubt that this was yet another politically motivated decision by Europe's competition authority and it is inexplicable in the context of its stated policy of promoting European airline consolidation.

Having our third offer for Aer Lingus prohibited by the EU Commission on the grounds that "competition between Ryanair and Aer Lingus has intensified since 2007", our shareholding is now the subject of an even more bizarre regulatory inquiry in the UK where the Competition Commission are reviewing our 6½ year old minority stake in Aer Lingus on the basis that it may have "lessened competition" between Ryanair and Aer Lingus.  Given that the UK Competition Commission has a legal duty of sincere co-operation with the EU, we believe they cannot make a contrary finding, and so this spurious and time wasting inquiry into a 6½ year old minority stake between two Irish airlines, one of whom (Aer Lingus) has a tiny presence in the UK market should now be abandoned in the light of the EU Commission's finding that competition between Ryanair and Aer Lingus has intensified.

Fuel Hedging
In recent years high oil prices and competitor fuel surcharges have made Ryanair's fares even more attractive to hard pressed European consumers.  The combination of high oil prices, increasing competitor losses, together with a shortage of financing for weaker credits, will lead to continued EU consolidation and closures.  Ryanair is 90% hedged for FY'14 at $980 per tonne (approx. $98 p.bl) and we have now extended our hedges into FY'15 with 25% of H1 hedged at $930 per tonne (approx. $93 p.bl).  We hope to continue to make meaningful reductions in our oil costs into FY'15.

Balance Sheet
Ryanair's balance sheet remains one of the strongest in the industry.  Our aircraft which have been purchased at substantially discounted prices, represents a significant long term benefit for our shareholders.  We have gross cash over €3.5bn and year-end net cash of €61m, despite having returned almost €500m to shareholders in November (€1.5bn over the past 5 years) via a second special dividend.  We have also taken advantage of current low interest rates to secure almost 70% of our fleet financing all in at under 3% and we have completed our Capex hedging programme to the end of 2014 at Euro/Dollar exchange rate of 1.32.

Outlook
We expect traffic in FY.14 to grow by 3% to 81.5m.  Growth will be slower in H1 at approx. 2%, but rise to approx. 5% in H2 as we ground fewer winter aircraft (up to 60) compared to prior years.  Unit costs will increase primarily due to rising oil prices, a 3% growth in sector length, and unjustified higher Eurocontrol and Spanish airport charges.  Due to lower yields and higher fuel costs Q1 Net Profit will be lower than last year due to the timing of Easter (which boosted Q4 revenues) and its presence in the prior year Q1 comparable.  With almost zero yield visibility into H2 and the EU wide recession, we expect that there will continue to be downward pressure on yields which will dampen full year profit growth.  We expect modest yield and traffic growth for the full year to be partly offset by higher oil and Eurocontrol costs resulting in another year of profit growth in FY'14 which - subject to winter yield outturns - should increase to a range of between €570m to €600m".

ENDS.

For further information       Howard Millar                                  Joe Carmody
please contact:                     Ryanair Holdings plc                      Edelman
www.ryanair.com                 Tel: 353-1-8121212                       Tel: 353-1-6789333

Note 1.Year ended March 31, 2012 excludes an exceptional revenue item of €57.8m, net of tax, relating to a one off release of ticket sales revenue due to a change in accounting estimates arising from enhancements to our revenue accounting system.  There are no exceptional items in the year ended March 31, 2013.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe’s only ultra-low cost airline, operating more than 1,500 flights per day (over 500,000 per year) from 57 bases and over 1,600 low fare routes across 29 countries, connecting 180 destinations and operating a fleet of 303 new Boeing 737-800 aircraft. Regulated by the Irish Aviation Authority, Ryanair currently has a team of more than 8,500 people, will carry approx. 81.5 million passengers in the current fiscal year (ending 31 Mar 2014) and has an unblemished 29-year safety record.

Ryanair Holdings plc and Subsidiaries Condensed Consolidated Preliminary Balance Sheet as at March 31, 2013

		At Mar 31,	At Mar 31,
		2013	2012
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	4,906.3	4,925.2
Intangible assets		46.8	46.8
Available for sale financial assets	8	221.2	149.7
Derivative financial instruments		5.1	3.3
Total non-current assets		5,179.4	5,125.0

Current assets
Inventories		2.7	2.8
Other assets		67.7	64.9
Current tax		-	9.3
Trade receivables		56.1	51.5
Derivative financial instruments		78.1	231.9
Restricted cash		24.7	35.1
Financial assets: cash > 3months		2,293.4	772.2
Cash and cash equivalents		1,240.9	2,708.3
Total current assets		3,763.6	3,876.0

Total assets		8,943.0	9,001.0

Current liabilities
Trade payables		138.3	181.2
Accrued expenses and other liabilities		1,341.4	1,237.2
Current maturities of debt		399.9	368.4
Derivative financial instruments		31.8	28.2
Current tax		0.3	-
Total current liabilities		1,911.7	1,815.0

Non-current liabilities
Provisions		135.9	103.2
Derivative financial instruments		50.1	53.6
Deferred tax		346.5	319.4
Other creditors		127.8	146.3
Non-current maturities of debt		3,098.4	3,256.8
Total non-current liabilities		3,758.7	3,879.3

Shareholders' equity
Issued share capital	12	9.2	9.3
Share premium account		687.8	666.4
Capital redemption reserve	12	0.8	0.7
Retained earnings	12	2,418.6	2,400.1
Other reserves		156.2	230.2
Shareholders' equity		3,272.6	3,306.7

Total liabilities and shareholders' equity		8,943.0	9,001.0

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Income Statement for the year ended March 31, 2013

		Year	Pre Exceptional	Exceptional	Year
		Ended	Items	Items	Ended
		Mar 31,	Mar 31,	Mar 31,	Mar 31,
		2013	2012	2012	2012
	Note	€M	€M	€M	€M
Operating revenues
Scheduled revenues		3,819.8	3,438.7	65.3	3,504.0
Ancillary revenues		1,064.2	886.2	-	886.2
Total operating revenues - continuing operations		4,884.0	4,324.9	65.3	4,390.2
Operating expenses
Staff costs		435.6	415.0	-	415.0
Depreciation		329.6	309.2	-	309.2
Fuel & oil		1,885.6	1,593.6	-	1,593.6
Maintenance, materials & repairs		120.7	104.0	-	104.0
Aircraft rentals		98.2	90.7	-	90.7
Route charges		486.6	460.5	-	460.5
Airport & handling charges		611.6	554.0	-	554.0
Marketing, distribution & other		197.9	180.0	-	180.0
Total operating expenses		4,165.8	3,707.0	-	3,707.0
Operating profit - continuing operations		718.2	617.9	65.3	683.2
Other income/(expenses)
Finance income		27.4	44.3	-	44.3
Finance expense		(99.3)	(109.2)	-	(109.2)
Gain on disposal of property, plant and equipment		-	10.4	-	10.4
Foreign exchange gain		4.6	4.3	-	4.3
Total other expenses		(67.3)	(50.2)	-	(50.2)
Profit before tax		650.9	567.7	65.3	633.0
Tax on profit on ordinary activities	4	(81.6)	(65.1)	(7.5)	(72.6)
Profit for the year - all attributable to equity holders of parent		569.3	502.6	57.8	560.4
Earnings per ordinary share (in € cent)
Basic	10	39.45	34.10		38.03
Diluted	10	39.33	34.03		37.94
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,443.1	1,473.7		1,473.7
Diluted	10	1,447.4	1.477.0		1,477.0

Ryanair Holdings plc and Subsidiaries		/
Condensed Consolidated Preliminary Statement of Comprehensive Income for the year ended March 31, 2013
	Year	Year
	Ended	Ended
	Mar 31, 2013	Mar 31, 2012
	€M	€M

Profit for the year	569.3	560.4

Other comprehensive income:

Net actuarial (loss) from retirement benefit plans Cash flow hedge reserve movements:	(1.1)	(6.3)
Net movement (out of) cash flow hedge reserve	(138.1)	(118.8)

Available for sale financial asset:
Net increase in fair value of available for sale financial asset	71.5	35.7
Other comprehensive (loss) for the year, net of income tax	(67.7)	(89.4)

Total comprehensive income for the year - all attributable to equity holders of Parent	501.6	471.0

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Cash Flows for the year ended March 31, 2013

	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2013	2012
	€M	€M
Operating activities
Profit before tax	650.9	633.0

Adjustments to reconcile profit before tax to net cash provided by operating activities
Depreciation	329.6	309.2
Decrease/(increase) in inventories	0.1	(0.1)
(Increase) in trade receivables	(4.6)	(0.9)
(Increase)/decrease in other current assets	(5.0)	34.5
(Decrease)/increase in trade payables	(42.9)	30.4
Increase in accrued expenses	107.2	11.6
(Decrease)/increase in other creditors	(18.5)	19.7
Increase in provisions	31.1	6.6
(Gain) on disposal of property, plant and equipment	-	(10.4)
(Decrease)/increase in finance expense	(2.7)	1.1
Decrease in finance income	2.2	-
Retirement costs	-	(0.1)
Share based payments charge/(credit)	1.9	(0.7)
Income tax (paid)	(25.8)	(13.6)
Net cash provided by operating activities	1,023.5	1,020.3

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(310.7)	(290.4)
Decrease in restricted cash	10.4	7.8
(Increase) /decrease in financial assets: cash > 3months	(1,521.2)	97.2
Net cash used in investing activities	(1,821.5)	(185.4)

Financing activities
Net proceeds from shares issued	21.4	7.1
Dividend paid 13	(491.5)	-
Proceeds from long term borrowings Repayments of long term borrowings	234.6 (366.4)	292.3 (329.7)
Shares purchased under share buy-back programme 12	(67.5)	(124.6)
Net cash used in financing activities	(669.4)	(154.9)

(Decrease) /increase in cash and cash equivalents	(1,467.4)	680.0
Cash and cash equivalents at beginning of the year	2,708.3	2,028.3
Cash and cash equivalents at end of the year	1,240.9	2,708.3

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Changes in Shareholders' Equity for the year ended March 31, 2013

		Issued	Share		Capital
	Ordinary	Share	Premium	Retained	Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2011	1,489.6	9.5	659.3	1,967.6	0.5	257.4	59.6	2,953.9
Profit for the year	-	-	-	560.4	-	-	-	560.4
Other comprehensive income
Net actuarial losses from retirement benefits plan	-	-	-	(6.3)	-	-	-	(6.3)
Net movements into cash flow reserve	-	-	-	-	-	(118.8)	-	(118.8)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	35.7	35.7
Total other comprehensive income	-	-	-	(6.3)	-	(118.8)	35.7	(89.4)
Total comprehensive income	-	-	-	554.1	-	(118.8)	35.7	471.0
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	2.5	-	7.1	-	-	-	-	7.1
Repurchase of ordinary equity shares	-	-	-	(124.6)	-	-	-	(124.6)
Cancellation of repurchased ordinary shares	(36.5)	(0.2)	-	-	0.2	-	-	-
Share-based payments	-	-	-	-	-	-	(0.7)	(0.7)
Transfer of exercised and expired share based awards	-	-	-	3.0	-	-	(3.0)	-
Balance at March 31, 2012	1,455.6	9.3	666.4	2,400.1	0.7	138.6	91.6	3,306.7
Profit for the year	-	-	-	569.3	-	-	-	569.3
Other comprehensive income
Net actuarial losses from retirement benefits plan	-	-	-	(1.1)	-	-	-	(1.1)
Net movements into cash flow reserve	-	-	-	-	-	(138.1)	-	(138.1)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	71.5	71.5
Total other comprehensive income	-	-	-	(1.1)	-	(138.1)	71.5	(67.7)
Total comprehensive income/(expense)	-	-	-	568.2	-	(138.1)	71.5	501.6
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	6.5	-	21.4	-	-	-	-	21.4
Repurchase of ordinary equity shares	-	-	-	(67.5)	-	-	-	(67.5)
Cancellation of repurchased ordinary shares	(15.0)	(0.1)	-	-	0.1	-	-	-
Share-based payments	-	-	-	-	-	-	1.9	1.9
Dividend paid	-	-	-	(491.5)	-	-	-	(491.5)
Transfer of exercised and expired share based awards	-	-	-	9.3	-	-	(9.3)	-
Balance at March 31, 2013	1,447.1	9.2	687.8	2,418.6	0.8	0.5	155.7	3,272.6

Ryanair Holdings plc and Subsidiaries
 Operating and Financial Overview

Introduction

For the purposes of the Management Discussion and Analysis ("MD&A") all figures and comments are by reference to the adjusted income statement excluding the prior year exceptional item referred to below.  A reconciliation of the results for the year under IFRS to the pre exceptional results is provided in Note 9.

There were no exceptional items in the year ended March 31, 2013.  The exceptional item in the year ended March 31, 2012 relates to a one-off release of ticket sales revenue of €57.8m, net of tax, due to a change in accounting estimates arising from enhancements to our Revenue Accounting Systems.

Profit after tax in the year ended March 31, 2013 increased by 13% to €569.3m compared to adjusted profit after tax in the year ended March 31, 2012.  Including exceptional items, the profit after tax for the year increased by 2% from €560.4m to €569.3m.

Summary year ended March 31, 2013

Profit after tax increased by 13% to €569.3m compared to €502.6m in the year ended March 31, 2012 primarily due to a 6% increase in average fares and strong ancillary revenues, offset by an 18% increase in fuel costs.  Total operating revenues increased by 13% to €4,884.0m as average fares rose by 6%.  Ancillary revenues grew by 20%, faster than the 5% increase in passenger numbers, to €1,064.2m due to a combination of an improved product mix and the roll out of reserved seating across the network.  Total revenue per passenger, as a result, increased by 8% whilst Load Factor remained flat at 82% compared to the year ended March 31, 2012.

Total operating expenses increased by 12% to €4,165.8m, primarily due to an increase in fuel prices, the higher level of activity, operating costs associated with the growth of the airline and the strength of sterling to the euro.   Fuel, which represents 45% of total operating costs compared to 43% in the prior year, increased by 18% to €1,885.6m due to the higher price per gallon paid and increased activity in the period.  Unit costs excluding fuel increased by 3%, including fuel unit costs rose by 8%.  Operating margin increased by 1 point to 15% whilst operating profit increased by 16% to €718.2m.

Net margin remained flat at 12%, compared to March 31, 2012.

Basic earnings per share for the period were 39.45 euro cent compared to basic earnings per share of 34.10 euro cent at March 31, 2012.

Balance sheet
Gross cash increased by €43.4m since March 31, 2012 to €3,559.0m and Gross debt fell by €126.9m to €3,498.3m.  The Group generated cash from operating activities of €1,023.5m which funded net capital expenditure of €310.7m, a dividend of €491.5m, debt repayments, and a €67.5m share buy-back programme.  As a result the Group has moved to a net cash position of €60.7m at year end (March 31, 2012 net debt €109.6m).

Detailed Discussion and Analysis for the year ended March 31, 2013

Profit after tax increased by 13% to €569.3m primarily due to a 6% increase in average fares and strong ancillary revenues offset by an 18% rise in fuel costs.  Total operating revenues increased by 13% to €4,884.0m primarily due to a 6% increase in average fares, a 5% rise in passenger numbers and strong ancillary revenue.  Fuel, which represents 45% of total operating costs, compared to 43% in the prior year, increased by 18% to €1,885.6m due to a higher price per gallon paid and increased activity in the period.  Unit costs excluding fuel rose by 3%, including fuel unit costs rose by 8%.  Operating margin, as a result of the above, increased by 1 point to 15% whilst operating profit increased by 16% to €718.2m.

Total operating revenues increased by 13% to €4,884.0m primarily due to a 6% rise in average fares which was partially assisted by the strength of sterling to the euro, a 5% increase in passenger numbers to 79.3m and strong ancillary revenues.

Total revenue per passenger rose by 8%, primarily due to a 6% increase in average fare and strong growth in ancillary revenues.

Scheduled passenger revenues increased by 11% to €3,819.8m due to a 6% rise in average fares and a 5% increase in passenger numbers, and was partially assisted by the strength of sterling to the euro.  Load factor remained flat at 82%.

Ancillary revenues increased by 20% to €1,064.2m, faster than the 5% increase in passenger numbers, due to a combination of an improved product mix, the roll out of reserved seating across the network, and higher internet related revenues.

Total operating expenses increased by 12% to €4,165.8m due to the 18% rise in fuel costs, increased costs associated with the growth of the airline, and the negative impact of the strength of sterling to the euro.

Staff costs increased by 5% to €435.6m due to a 4% increase in flight hours and a 2% pay increase for flight crew granted in April 2012.

Depreciation and amortisation increased by 7% to €329.6m due to a combination of the increased level of activity and more 'owned' aircraft in the fleet this year (March 31, 2013: 246) compared to the prior year  (March 31, 2012: 235).

Fuel & oil costs increased by 18% to €1,885.6m due to higher fuel prices and the increased activity in the year.

Maintenance costs increased by 16% to €120.7m, due to the higher level of activity, line maintenance costs arising from the launch of new bases and handback provisions for leased aircraft.

Aircraft rental costs increased by 8% to €98.2m, reflecting the negative impact of higher lessor financing costs and adverse euro/dollar exchange rates on new leased aircraft.

Route charges rose by 6% to €486.6m due to the increased number of sectors flown and higher charges, offset by a slightly shorter sector length.
Airport & handling charges increased by 10% to €611.6m, due to the 5% increase in sectors flown, increased charges in Spain, a quadrupling of ATC charges in Italy, the mix of new routes and bases launched, and the strength of sterling to the euro.

Marketing, distribution & other costs, which include ancillary costs, increased by €17.9m to €197.9m, primarily due to higher marketing spend per passenger due to the launch of new bases and routes and costs associated with higher ancillary sales.

Operating margin increased by 1 point to 15% due to the reasons outlined above and operating profits have increased by 16% to €718.2m.

Finance income decreased by 38% to €27.4m due to the decline in deposit interest rates, particularly for funds placed with highly rated financial institutions.

Finance expense decreased by 9% to €99.3m primarily due to lower interest rates this year compared to the year ended March 31, 2012.

Balance sheet
Gross cash increased by €43.4m since March 31, 2012 to €3,559.0m and Gross debt fell by €126.9m to €3,498.3m.  The Group generated cash from operating activities of €1,023.5m which funded net capital expenditure of €310.7m, a dividend of €491.5m, debt repayments and a €67.5m share buy-back programme.  As a result, the Group has moved to a net cash position of €60.7m. (March 31, 2012 net debt €109.6m).

Shareholders' equity decreased by €34.1m in the period to €3,272.6m due to the payment of a €491.5m dividend, a €67.5m share buy-back and the impact of IFRS accounting treatment for derivatives and employee share options, offset by the net profit after tax of €569.3m.

Ryanair Holdings plc
Notes forming Part of the Condensed Consolidated
Preliminary Financial Statements

1.   Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland.  The unaudited condensed consolidated interim financial statements of the Company for the year ended March 31, 2013 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2012 Annual Report for the year ended March 31, 2012, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2012, are available at www.ryanair.com.

The comparative figures included for the year ended March 31, 2012 do not constitute statutory financial statements of the Group within the meaning of Regulation 40 of the European Communities (Companies, Group Accounts) Regulations, 1992.  The consolidated financial statements of the Group for the year ended March 31, 2012, together with the independent auditor's report thereon,  have been filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website.  The auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the preliminary financial statements for the year ended March 31, 2013 on May 17, 2013.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and in compliance with IFRS as issued by the International Accounting Standards Board.

There were no new standards, interpretations or amendments to existing standards adopted for the first time in the year ended March 31, 2013, which would have a material impact on our financial position or results from operations.
The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations.

• IAS 1 (Amendment 2011) "Presentation of items of other comprehensive income" (effective for fiscal periods beginning on or after July 1, 2012).

•   IFRS 10, "Consolidated Financial Statements" (effective for fiscal periods beginning on or after January 1, 2013).

•   IFRS 11, "Joint Arrangements" (effective for fiscal periods beginning on or after January 1, 2013).

• IAS 19 (Amendment 2011) "Employee benefits" (effective for fiscal periods beginning on or after January 1, 2013).

•  IFRS 12, "Disclosure of Interests in other Entities" (effective for fiscal periods beginning on or after January 1, 2013).

•  IFRS 13, "Fair Value Measurement" (effective for fiscal periods beginning on or after January 1, 2013).

•  IAS 27 (Amended 2011), "Separate Financial Statements" (effective for fiscal periods beginning on or after January 1, 2013).

•  IAS 28 (Amended 2011), "Investments in Associates and Joint Ventures" (effective for fiscal periods beginning on or after January 1, 2013).

•  IFRS 7 (Amendment) "Disclosures - Offsetting Financial Assets and Financial   Liabilities" (effective for fiscal periods beginning on or after January 1, 2013).

•  "Annual improvements to IFRSs" (issued May 2012 ) (effective for fiscal periods beginning on or after January 1, 2013)

•  IAS 32 (Amendment) "Offsetting Financial Assets and Financial Liabilities" (effective for fiscal periods beginning on or after January 1, 2014).

•  IFRS 9 "Financial Instruments" (effective for fiscal periods beginning on or after January , 2015).

2.   Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.   Seasonality of operations
The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly the first half-year typically results in higher revenues and results.

4. Income tax expense

The Group's consolidated effective tax rate in respect of operations for the year ended March 31, 2013 was 12.5% (March 31, 2012: 11.5%).  The tax charge for the year ended March 31, 2013 of €81.6m (March 31, 2012: €72.6m) comprises a deferred tax charge relating to the temporary differences for property, plant and equipment recognised in the income statement and the utilisation of previous trading losses.

5.   Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements.  The charge of €1.9m is the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.   Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.  Capital commitments

At March 31, 2013 Ryanair had an operating fleet of 305 (2012: 294) Boeing 737-800NG aircraft.  On March 19, 2013, the Group announced that, subject to the Company's shareholder approval at an EGM on June 18, 2013, it has agreed to purchase 175 new Boeing 737 800NG aircraft during the periods Fiscal 2015 to Fiscal 2019.

8.  Available for sale financial assets (Aer Lingus)

The movement on the available for sale financial asset from €149.7m at March 31, 2012 to €221.2m at March 31, 2013 is comprised of a gain of €71.5m, recognised through other comprehensive income, reflecting the increase in the Aer Lingus share price from €0.94 per share at March 31, 2012 to €1.389 per share at March 31, 2013.  In February 2013, the EU commission announced its decision to prohibit Ryanair's latest offer (June 2012) for the full share capital of Aer Lingus.  Ryanair is appealing this decision in the European Courts.

9.  Analysis of operating segment

The Company is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car hire, internet income and related sales to third parties.  The Company operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Company determines and presents operating segments based on the information that internally is provided to the CEO, who is the Company's Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the consolidated profit/ (loss) after tax of the Company for the period.

All segment revenue is derived wholly from external customers and as the Company has a single reportable segment, intersegment revenue is zero.

The Company's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Company's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Company is managed as a single business unit, all other assets and liabilities have been allocated to the Company's single reportable segment.

Reportable segment information is presented as follows:	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2013	2012
	€M	€'M
External revenues	4,884.0	4,324.9

Reportable segment profit after income tax	569.3	502.6

	At Mar 31, 2013 €M	At Mar 31, 2012 €M
Reportable segment assets (excludes the available for sale financial asset)	8,721.8	8,851.3

Reconciliation of reportable segment profit or loss to consolidated profit after income tax is as follows:

	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2013	2012
	€M	€M
Total profit for reportable segment	569.3	502.6
Other items of profit or loss
One-off revenue adjustment	-	65.3
Tax	-	(7.5)
Consolidated profit after income tax	569.3	560.4

10.     Earnings per share

	Year	Year
	Ended	Ended
	Mar-31	Mar-31
	2013	2012

Basic earnings per ordinary share (€ cent)	39.45	34.10*
Diluted earnings per ordinary share (€ cent)	39.33	34.03*
Weighted average number of ordinary shares (in M's) - basic	1,443.1	1,473.7
Weighted average number of ordinary shares (in M's) - diluted	1,447.4	1,477.0
*Calculated on profit for the year before exceptional items.

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 4.3m (2012: 3.3m).

11.      Property, plant and equipment

Acquisitions and disposals
Capital expenditure in the year amounted to €310.7m and is primarily aircraft purchases.

12.     Share buy-back

On March 29, 2012, the Company agreed to buy back 15.0m ordinary shares at a cost of €67.5m.  This trade settled in early April 2012.  This is equivalent to approximately 1.0% of the Company's issued share capital.  All ordinary shares repurchased have been cancelled.  Accordingly, share capital decreased by 15.0m ordinary shares with a nominal value of €0.1m and the capital redemption reserve increased by a corresponding €0.1m.  The capital redemption reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

13.     Dividend

At the Company's AGM on September 21, 2012, a dividend of €0.34 per ordinary share was approved by the shareholders. The dividend totalling €491.5m was paid to shareholders on November 30, 2012.

14.     Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the year ended March 31, 2013 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2012 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

15.     Post balance sheet events

On March 19, 2013 the Company announced that it would issue a Class 1 circular to shareholders seeking their approval for the purchase of 175 new Boeing 737-800NG aircraft, with a list value of over US $15bn, in advance of an EGM.  The EGM will take place on June 18, 2013.  In accordance with the terms of the contract entered into with Boeing, the Group made stage payments to Boeing in April and May 2013 in relation to the purchase of these aircraft.  Such payments are fully refundable in the event that the contract is not approved by the Company's shareholders at the EGM on June 18, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 May, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary